LPBP Inc.
Financial Statements
January 31, 2013
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended January 31, 2013 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

John Anderson
CFO
March 21, 2013

 LPBP Inc. Interim Report January 31, 2013
[unaudited]

Statements of Financial Position
[Unaudited]

As at	January 31	October 31
[Thousands of Canadian dollars]	2013	2012
Assets
Cash	$226	$211
Other receivables (Note 3)	17	38
Total Assets	$243	$249

Equity and Liabilities
Common shares – Class A	$-	$-
Common shares – Class B (Note 4)	273	273
Deficit	(53)	(47)
Total equity	220	226

Current liabilities
Accounts payable and accrued liabilities	$23	$23
Total current liabilities	23	23

Total Equity and Liabilities	$243	$249
As at	January 31	October 31
[Thousands of Canadian dollars]	2013	2012
Assets
Cash	$226	$211
Other receivables (Note 3)	17	38
Total Assets	$243	$249

Equity and Liabilities
Common shares – Class A	$-	$-
Common shares – Class B (Note 4)	273	273
Deficit	(53)	(47)
Total equity	220	226

Current liabilities
Accounts payable and accrued liabilities	$23	$23
Total current liabilities	23	23

Total Equity and Liabilities	$243	$249

The accompanying notes form an integral part of these interim consolidated financial statements.

On behalf of the Board of Directors:

G. PETER DANS Chairman of the Board and Director	NEIL GOTFRIT Director

 LPBP Inc. Interim Report January 31, 2013
[unaudited]

Statements of Income (loss) and Comprehensive Income (loss)
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars, except per share amounts]	2013	2012

General and administration expenses	$(6)	$(10)
Net loss and comprehensive loss	$(6)	$(10)
Earnings per share, basic and diluted (Note 5)	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Changes in Equity
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars]	2013	2012

Deficit, beginning of period	$(47)	(104)
Net loss and comprehensive loss	(6)	(10)
Deficit end of period	$(53)	(114)

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Interim Report January 31, 2013
[unaudited]

Statements of Cash Flows
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars]	2013	2012
Operating activities
Net loss for the year	$(6)	(10)
Changes in non-cash working capital balances relating to operations:
Other receivables	21	-
Income taxes payable	-	56
Cash provided by operating activities	15	46
Cash position, beginning of period	211	245
Cash position, end of period	$226	291

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Interim Report January 31, 2013
[unaudited]

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Nature of Operations

Effective May 1, 2004, LPBP Inc. (“LPBP” or the “Company” and which was previously named Hemosol Inc.) entered into an agreement with Nordion Inc. (“Nordion” and which was previously named MDS Inc.) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of Nordion pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). After the Arrangement, shareholders, other than Nordion, held 0.44% of the equity shares and 53.1% of the voting shares of the Company. Nordion, a related party, held 99.56% of the equity shares of the Company and 46.9% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (“MDS Labs”), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company.  The Company was entitled to the funds held by Nordion to fund its day- to -day operations including the payment of income taxes as well as dividends. During 2009, the remaining balance of funds held by Nordion was remitted to the Company, so no amount was being held by Nordion at January 31, 2013.

The Company has no ongoing operations.

2.	Basis of Presentation

The Ontario Securities Commission (OSC) requires an entity to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  IFRS also requires an entity to make an explicit and unreserved statement in those financial statements of compliance with IFRS.  These financial statements are expressed in Canadian dollars and have been prepared in accordance with IFRS as promulgated by the International Accounting Standards Board (IASB).

3.	Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS statement of financial position at November 1, 2010 for the purposes of the transition to IFRS.

Financial Instruments
The Company has classified its cash as held-for-trading.  Accounts payable and accrued liabilities have been classified as other financial liabilities, which are measured at amortized cost.

Other Receivables
Represents HST receivable ($1K) and income tax receivable ($16K) as at January 31, 2013.

Taxation
The Company follows the liability method of income tax allocation. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that  are expected to be in effect when the differences are expected to reverse.

Use of accounting estimates
The financial statements are prepared in conformity with IFRS.  In certain cases, the Company’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from estimates made by management.

4.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	January 31 2013	October 31 2012
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 273	- 273
Closing balance	11,229,117	273	273

The Company did not repurchase or cancel any issued shares for the periods ended January 31, 2013 and October 31, 2012.

5.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for the three months ended January 31, 2013 and 2012 were negligible.

6.	Related Party Transactions

Nordion Inc. (Nordion) is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Periodically Nordion will pay expenses on behalf of the Company and be reimbursed at a later date.

As at January 31, 2013, amounts owed to Nordion and included in accounts payable and accrued liabilities were nil (nil for the period ended October 31, 2012).

 LPBP Inc. Interim Report January 31, 2013
[unaudited]